Unleashed Inc.

Rastislavova 12, 949 01 Nitra, Slovakia

March 15, 2016

Via EDGAR

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Laura Nicholson

Re:	Unleashed Inc.
Registration Statement on Form S-1
Filed February 8, 2016
File No. 333-209429

Dear Laura Nicholson:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated March 4, 2016 by Laura Nicholson, Special Council of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Unleashed Inc.

/s/ Anthony Ridding
By:	Anthony Ridding
Chief Executive Officer